EXHIBIT 99.1

TransAlta Appoints Mike Politeski as Chief Financial Officer and Grant Arnold as Chief Commercial Officer

CALGARY, Alberta, April 20, 2026 (GLOBE NEWSWIRE) -- TransAlta Corporation (TransAlta or the Company) (TSX: TA) (NYSE: TAC) is pleased to announce the appointment of Mike Politeski as Executive Vice President, Finance and Chief Financial Officer (EVP and CFO) and Grant Arnold as Executive Vice President, Growth and Chief Commercial Officer (EVP and CCO), effective May 1, 2026 and May 6, 2026, respectively. The appointments correspond with the transition of current EVP and CFO, Joel Hunter, to the role of President and Chief Executive Officer (CEO) effective April 30, 2026, following the retirement of current President and CEO, John Kousinioris.

“I am very pleased to welcome Mike and Grant to TransAlta’s leadership team. Mike’s financial expertise, sound judgment and strategic perspective will be instrumental in supporting long-term value creation,” said Joel Hunter, incoming President and CEO. “Grant’s track record in successfully originating and executing projects, along with his strong commercial acumen and stakeholder relationships, will drive the execution of our growth priorities. As I step into the President and CEO role at the end of April, I am confident that Mike and Grant will strengthen TransAlta’s high-calibre leadership team that will execute our strategy focused on disciplined growth and operational excellence,” concluded Mr. Hunter.

Mr. Politeski has over 25 years of experience across capital markets, financial strategy, risk, treasury, financial reporting and tax. Over the course of his career, he has played a significant role in large-scale transactions and business transformation, and brings deep experience in investor relations, governance and capital allocation. Most recently, Mr. Politeski served as Senior Vice President, Finance & Treasurer at Veren Inc. (previously Crescent Point Energy Corporation). He holds a Bachelor of Commerce with Distinction from the University of Saskatchewan and a CPA designation.

“TransAlta’s solid financial foundation, talented people and distinct asset base, position the Company to generate long-term value in a dynamic market. I look forward to working with the team, the Board of Directors and the investment community to deliver results and build upon an established platform,” said Mike Politeski, incoming EVP and CFO.

Mr. Arnold brings over 30 years of leadership, commercial and technical experience in the power generation and energy sector. He served as President and CEO of BluEarth Renewables Inc., where he led the company through significant growth, expanding its operating and development portfolio across North America. Prior to that, he held senior roles at Suncor Energy across natural gas exploration and development, operations and renewables. Mr. Arnold holds a Master of Business Administration from the University of Calgary, along with a Master of Engineering and Bachelor of Science, both in Civil Engineering, from the University of Alberta.

“The electricity sector is going through radical change. TransAlta has the track record, scale and commercial breadth to grow successfully with what the market needs. This is an exciting new phase and I’m happy to be part of it,” said Grant Arnold, incoming EVP and CCO.

About TransAlta Corporation:

TransAlta is one of Canada’s largest publicly traded power generators, delivering reliable electricity across Canada, the United States and Western Australia. For more than 100 years, our people have safely operated and evolved essential energy infrastructure that powers customers and communities. Our technology-diverse portfolio and disciplined execution allow us to deliver dependable power across evolving energy systems. We take a practical, responsible approach to meeting today’s energy needs while building for what comes next.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release includes "forward-looking information," within the meaning of applicable Canadian securities laws, and "forward-looking statements," within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "believe", "expect", "estimate", "anticipate", "intend", "plan", "forecast", "continue" or other similar words. In particular, this news release contains forward-looking statements about the Company’s expectations that the executive leadership team appointments announced herein will assist with the execution of the Company’s strategy.

Forward-looking statements in this news release are intended to provide the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are subject to important risks and uncertainties and are based on certain key assumptions. All forward-looking statements reflect TransAlta's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking statements, you should not put undue reliance on forward-looking statements and should not use such forward looking statements for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to our 2025 Integrated Report, including the section titled "Governance and Risk Management" in our MD&A for the year ended December 31, 2025, filed under TransAlta's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com